Exhibit 99.1

                                                                                        PRESS RELEASE

All amounts in Canadian dollars

BROOKFIELD INFRASTRUCTURE TO ISSUE
 $300 MILLION OF MEDIUM-TERM NOTES

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION TO THE UNITED STATES
Brookfield, News, February 16, 2017 – Brookfield Infrastructure (NYSE: BIP; TSX: BIP.UN) today announced that it has agreed to sell $300 million aggregate principal amount of medium-term notes, Series 5 (the “Notes”), due February 22, 2024, which will bear interest at a rate of 3.315% per annum, payable semi-annually. A subsidiary of Brookfield Infrastructure, Brookfield Infrastructure Finance ULC will be the recipient of the net proceeds and have primary responsibility for the payment of principal and interest on the Notes. The Notes will be fully and unconditionally guaranteed by Brookfield Infrastructure and certain of its key holding subsidiaries.

The Notes will be issued pursuant to a base shelf prospectus dated December 16, 2016 and a related prospectus supplement and pricing supplement to be dated February 16, 2017. The issue is expected to close on or about February 22, 2017 subject to customary closing conditions. Brookfield Infrastructure intends to use the net proceeds from the sale of the Notes to partially refinance indebtedness that will mature in October 2017. The Notes have been rated BBB+ by Standard & Poor's Rating Services.

The Notes are being offered through a syndicate of agents led by CIBC World Markets Inc., RBC Dominion Securities Inc. and TD Securities Inc.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities in any jurisdiction, nor shall there be any offer or sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The securities being offered have not been approved or disapproved by any regulatory authority nor has any such authority passed upon the accuracy or adequacy of the short form base shelf prospectus or the prospectus supplement. The offer and sale of the securities has not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold in the United States or to United States persons absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws.

Brookfield Infrastructure Partners is a leading global infrastructure company that owns and operates high quality, long-life assets in the utilities, transport, energy and communications infrastructure sectors across North and South America, Asia Pacific and Europe. We are focused on assets that generate stable cash flows and require minimal maintenance capital expenditures. Brookfield Infrastructure Partners is listed on the New York and Toronto stock exchanges. Further information is available at www.brookfieldinfrastructure.com.

Brookfield Infrastructure is the flagship listed infrastructure company of Brookfield Asset Management, a leading global alternative asset manager with approximately $250 billion of assets under management. For more information, go to www.brookfield.com

For more information, please visit our website at www.brookfieldinfrastructure.com or contact:

Media: Claire Holland Vice President, Communications Tel: (416) 369-8236 Email: claire.holland@brookfield.com	Investors: Melissa Low Vice President, Investor Relations & Communications Tel: (416) 956-5239 Email: melissa.low@brookfield.com

Note: This news release contains forward-looking statements and information within the meaning of Canadian securities laws. The words, “will”, “expected”, “intends” or derivations thereof and other expressions which are predictions of or indicate future events, trends or prospects, and which do not relate to historical matters, identify the above mentioned and other forward-looking statements. Forward-looking statements in this news release include statements regarding the closing, the terms and the use of proceeds of the offering. Although Brookfield Infrastructure believes that these forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on them, or any other forward looking statements or information in this news release. The future performance and prospects of Brookfield Infrastructure are subject to a number of known and unknown risks and uncertainties. Factors that could cause actual results of Brookfield Infrastructure to differ materially from those contemplated or implied by the statements in this news release are described in the documents filed by Brookfield Infrastructure with the securities regulators in Canada and the United States including under “Risk Factors” in Brookfield Infrastructure’s most recent Annual Report on Form 20-F and other risks and factors that are described therein. Except as required by law, Brookfield Infrastructure undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.